                           FULBRIGHT & JAWORSKI L.L.P.
                   A Registered Limited Liability Partnership
                          666 Fifth Avenue, 31st Floor
                          New York, New York 10103-3198
                                www.fulbright.com

STEVEN SUZZAN                                   DIRECT DIAL:      (212) 318-3092
PARTNER                                         TELEPHONE:        (212) 318-3000
SSUZZAN@FULBRIGHT.COM                           FACSIMILE:        (212) 318-3400

                               September 23, 2005

VIA EDGAR AND FEDERAL EXPRESS

H. Roger Schwall Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 7010
Washington, D.C.  20549-7010

         Re:      Randgold Resources Limited,
                  Registration Statement on Form F-3 filed on August 19, 2005
                  File No. 333-127711

                  Annual Report on Form 20-F for the year ended December 31,
                  2004 filed on June 29, 2005
                  File No. 0-49888

Dear Mr. Schwall:

         On behalf of Randgold Resources Limited (the "Company"), we hereby submit to you Amendment No. 1 to the Company's above-referenced Registration
Statement on Form F-3 (the "F-3 Amendment") and Amendment No. 1 to the Company's
above-referenced Annual Report on Form 20-F (the "20-F Amendment") reflecting changes made in response to the Staff's comment letter dated September 16, 2005.

         All responses to the comments set forth in this letter are submitted on behalf of the Company at its request. Set forth after each numbered paragraph, each of which corresponds to the numbered paragraphs of the September 16, 2005 comment letter, are the Company's responses to the Staff's comments.

Form F-3

General

   1.    We will not be in a position to declare the Form F-3 registration statement effective until you respond to all comments in this letter and until you comply with

Mr. H. Roger Schwall
September 23, 2005

         all comments we issued relating to your annual report on Form 20-F for the year ended December 31, 2004.

         Response:    The Company acknowledges the Staff's comment.

Principal Shareholders, page 36

    2.   We note that you have requested supporting documentation from Randgold
         Resources (Holdings) Limited, a subsidiary of Randgold & Exploration
         Company Ltd., for its claimed holdings of your ordinary shares as stated in its Schedule 13G/A filed on February 14, 2005. In this regard, provide us with the following information:

            o    the date you made your request;
            o    the current status;
            o    the procedures you use to determine shareholder information, including the identity of holders, amount held and percentage of ownership;
            o    a detailed explanation of any relationship, past or present, between Randgold & Exploration Company Ltd. and Randgold
                 Resources (Holdings) Limited, including relationships between either entity and any officers or affiliates of the other
                 entity; and
            o    what your records indicate with respect to the correct
                 ownership information regarding the disputed shares.

         Response:       The Company respectfully advises the Staff as follows:

         COMPANY REQUESTS MADE TO RRH

         The Company delivered thirteen separate requests by letter to Randgold
         Resources (Holdings) Limited ("RRH"), a subsidiary of Randgold &
         Exploration Company Ltd. ("RG&E"), requesting supporting documentation for its claimed holdings of the Company's ordinary shares. The letters were delivered as of the following dates: March 2, 2004; March 8, 2004;
         March 11, 2004; March 16, 2004; March 17, 2004; April 2, 2004; October
         5, 2004; October 25, 2004; November 3, 2004; November 18, 2004;
         November 23, 2004; December 31, 2004; and May 31, 2005.

         CURRENT STATUS OF REQUESTS

         To date, neither RRH nor RG&E has provided the Company or, to the
         Company's knowledge, otherwise made available publicly, any documentation supporting its claimed holdings of the Company's ordinary shares.

Mr. H. Roger Schwall
September 23, 2005

                  PROCEDURES USED TO DETERMINE RG&E/RRH SHAREHOLDINGS

                  The Company commissioned an analysis of the Company's
                  shareholders from an independent research organization,
                  Capital Precision (formerly Ilios). A report from Capital
                  Precision dated June 30, 2005, was based on the Company's
                  share register, a review of the Depository Trust Company
                  shareholder list, and other publicly-available filings. The report showed that RRH was the registered owner of 4,000,000 ordinary shares of the Company, all of which were subject to a pledge to a financial institution. Following the delivery of the Capital Precision report, on September 1, 2005, the
                  Company received notice that the pledge on such shares was lifted and that such shares were transferred into the name of a nominee.

                  RELATIONSHIP BETWEEN THE COMPANY AND RG&E

                  The Company was incorporated on August 5, 1995 to hold
                  non-South African interests of RG&E. At that time RG&E held
                  100% of the Company's outstanding equity capital. RG&E held its interest in the Company through RRH, a wholly-owned
                  Jersey, Channel Islands subsidiary.

                  In December 1996, the Company undertook a private placement and RRH's shareholding decreased to 90%.

                  In 1997 the Company was listed on the main board of the London
                  Stock Exchange. Following the admission of the Company's
                  ordinary shares and the simultaneous settlement of a
                  transaction with the International Finance Corporation, RRH's percentage ownership of the Company decreased to 57.3%. At the time of the London listing, six of the Company's eleven
                  directors were also directors of RG&E (three of whom,
                  including the Company's current chief executive officer, D.
                  Mark Bristow, resigned from the board of directors of RG&E on their appointment to the Company's board of directors). Peter
                  H Flack was the chairman of the board of both RG&E and the
                  Company. P H Flack resigned as chairman of the board and as a director of the Company in March 1998. Share options were
                  awarded to both senior management and directors and the
                  exercise of these options since listing further reduced RRH's percentage ownership in the Company. As a requirement for
                  listing, on June 26, 1997, the Company and RG&E entered into a
                  Relationship Agreement to regulate their relationship, which agreement terminated when the beneficial ownership (whether directly or indirectly) of RG&E fell below the level of 30% of the voting rights in the Company.

                  On January 1, 2000, D. Mark Bristow was appointed to the board of directors of RG&E and subsequently resigned on April 2,
                  2001.

Mr. H. Roger Schwall
September 23, 2005

                  In July 2002, the Company's ADRs were listed on the Nasdaq
                  Stock Market and the Company consummated a public offering of
                  5,000,000 new ordinary shares and ADRs, which decreased RRH's holdings of the Company to 13,312,481 ordinary shares or 48.2%
                  of the Company's issued share capital. At the time of the
                  Nasdaq listing, two of the Company's eleven directors were senior management employees or directors of RG&E. Roger A.R.
                  Kebble was chairman of the board of RG&E and the Company and
                  David Ashworth was a non-executive director of both companies.
                  On July 30, 2003, R. Brett Kebble resigned from the board of directors of the Company and on August 4, 2003, David Ashworth
                  resigned from the Company's board of directors. On November 3,
                  2004, Roger A.R. Kebble resigned as chairman of the board and as a director of the Company. The Company and RG&E currently have no directors in common.

                  The Company respectfully advises the Staff that as of
                  September 19, 2005, other than with respect to any
                  shareholding, the Company believes that no other than with respect to any shareholding, relationship exists between RG&E and the Company or RRH and the Company.

                  INFORMATION RELATING TO CURRENT RRH SHAREHOLDINGS

                  On June 13, 2003, RRH sold 1,000,000 of the Company's ordinary shares, which the Company believes reduced its percentage
                  ownership in the Company to approximately 43% of the Company's issued share capital.

                  Correspondence and meetings between the Company and RG&E in
                  March 2004 resulted in RG&E confirming that in addition to the one million shares sold in 2003, RRH sold the following shares on the following dates:

                  Number of shares sold                       Date of sale
                  ---------------------                       ------------
                  952,481                                     August 6, 2003
                  200,000                                     September 30, 2003
                  100,000                                     October 14, 2003
                  200,000                                     October 21, 2003
                  75,000                                      November 25,2003

                  These sales had the effect of reducing RRH's holdings in the
                  Company to 10,785,000 ordinary shares or 36.85% of the
                  Company's issued share capital. Following these transactions, the Company attempted through correspondence to ascertain
                  RRH's then current percentage ownership of the Company's
                  issued share capital. After RG&E failed to provide a
                  satisfactory response, the Company engaged Capital Precision, as described above, to undertake a detailed share register analysis.

Mr. H. Roger Schwall
September 23, 2005

                  In late January 2004, all of the ordinary shares of the
                  Company held by RRH, other than 4,000,000 ordinary shares, were transferred from an RRH account to nominee accounts.
                  Subsequently, RRH announced publicly (and stated in its
                  Schedule 13-G/A filing with the Commission) that its
                  percentage beneficial ownership of the Company's issued share capital had decreased to 31%.

                  As discussed above, as of June 30, 2005, the Company's share register showed RRH as the registered owner of only 4,000,000 ordinary shares, all of which were subject to a pledge in
                  favor of a financial institution. This pledge was lifted on
                  September 1, 2005, when the ordinary shares were transferred from the name of RRH to a nominee account.

       3.         We note as of July 31, 2005, there were three record holders of your ADRs in the United States, holding an aggregate of
                  44,128,777 ADRs or 74.04%. Revise to identify these holders and to disclose the percentage held by each.

                  Response:   The Company has complied with the Staff's comment.

Part II

Signatures, page, II-III

       4.         The signature page must include signatures by all who sign in each of the capacities specified by Form F-3. In addition, when individuals sign in more than one capacity, each capacity must be identified. Revise to identify for each signatory all required capacities in which he or she is signing for the
                  company. For additional guidance, see Instructions 1 and 2 to
                  Signatures, Form F-3.

                  Response: The signature lines on pages II-III of the F-3
                  Amendment have been revised in accordance with the Staff's comment.

       5.         Please include updated consents from your independent auditor.

                  Response: Updated consents are attached as exhibits 23.1 and
                  23.2 of the F-3 Amendment in accordance with the Staff's
                  comment.

Form 20-F for the Year Ended December 31, 2004

Selected Financial Data, page 1

       6.         We note your disclosure of total cash costs per ounce, which removes certain recurring operating expenses. Demonstrate to us how the removal of recurring operating expenses is
                  appropriate and complies with Commission rules and guidance.
                  Please refer to General Instruction C(e) to Form 20-F and
                  Question 8

Mr. H. Roger Schwall
September 23, 2005

                  of the Frequently Asked Questions Regarding the Use of
                  Non-GAAP Financial Measures. Also refer to Item 10(e) of
                  Regulation S-K. This comment applies to your like disclosure in your Form F-3.

                  Response: The Company acknowledges the Staff's comments and appreciates the opportunity to provide the Staff with
                  additional information that supports the Company's belief that total cash costs per ounce is a useful indicator to investors and management of a mining company's performance.

                  In calculating total cash costs, the Company has included the following items which would normally be classified as
                  "operating expenses" under U.S. GAAP:

                  o     Mine production costs;

                  o     General and administration expenses;

                  o     Transport and refinery costs;

                  o     Royalties;

                  o     Movement in production inventory and ore stockpiles; and

                  o     Transfer (to)/from deferred stripping costs.

                  The Company believes that the inclusion of these items is
                  generally consistent within the Industry.

                  Similarly, the Company has excluded from total cash costs the following items, which would normally be classified as
                  "operating expenses" under U.S. GAAP:

                  o     Depreciation and amortization;

                  o     Exploration and corporate expenditure; and

                  o     Care and maintenance costs expenditure for a
                        non-operating mine (which is included in "other
                        expenses").

                  The Company does not believe that items such as "interest
                  costs", "exchange losses" and "loss on financial instruments"
                  would be considered to be "operating expenses".

                  The Company has considered the Commission's rules and guidance in its calculation and disclosure of total cash costs per
                  ounce. In particular, the Company notes that the Answer to
                  Question 8 of the Frequently Asked Questions Regarding the Use
                  of Non-GAAP Financial Measures indicates that although "there is no per se prohibition against removing a recurring item", a
                  Company "must meet the burden of demonstrating the usefulness of any measure that

Mr. H. Roger Schwall
September 23, 2005

                  excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance." Management uses
                  total cash cost per ounce to assess the overall effectiveness and efficiency of its mining operations. The Company believes that total cash cost per ounce enables investors to better understand year-over-year changes in production costs, which in turn affect profitability and the ability to generate
                  operating cash for use in investing and other activities.
                  Furthermore, the Company believes that the usefulness of this measure is evidenced by the similar disclosures by other
                  companies in the industry.

                  The Company has also included in the financial statements a reconciliation of total cash costs to the amounts presented in the income statement by analyzing out the individual
                  categories of "costs and expenses" included within its
                  definition of total cash costs.

       7.         We note your disclosure that references The Gold Institute.
                  Our understanding is that this organization is no longer
                  active. Please revise your disclosure to indicate the nature of the organization and its current status of this
                  organization.

                  Response: The Company acknowledges the Staff's comment and has revised the disclosures on page 3 of the 20-F Amendment and page 6 of the F-3 Amendment.

Operating and Financial Review and Prospects

Amortization of Mining Assets, page 44

       8.         Clarify what you mean by your statement "interpretation of
                  Industry Guide 7."

                  Response: The paragraph entitled "Amortization of Mining
                  Assets" on page 49 of the 20-F Amendment has been revised in accordance with the Staff's comment.

       9.         We note that you use the units of production method to
                  amortize a portion of your capital assets. Expand your
                  disclosure to clarify when a unit is considered to be
                  "processed through the plant" to trigger recording
                  depreciation, depletion and amortization expense. Note that for U.S. GAAP purposes, an item is considered to be "produced"
                  for purposes of calculating your depreciation, depletion and amortization at the time it is physically removed from the mine. These costs should then be classified as inventory and subject to inventory valuation in accordance with ARB 43 for
                  US GAAP. Note that this was addressed in a discussion of
                  stockpiled inventory at the Appendix to November 25, 2002
                  International Practices Task Force meeting. Highlights for this meeting can be located at:
                  http://www.aicpa.org/download/belt/2002_11_25.pdf.

                  Response: The Company respectfully acknowledges the Staff's comment and has revised the paragraph entitled "Amortization of Mining Assets" on page 49 of the

Mr. H. Roger Schwall
September 23, 2005

                  20-F Amendment to clarify when a unit is considered to be
                  "produced" for purposes of calculating depreciation, depletion and amortization under both IFRS and U.S. GAAP.

                  The Company further confirms that these costs are reflected in its inventory valuation under both IFRS and U.S. GAAP

       10.        Please tell us why you believe your policy is in accordance with IFRS standards. Also, please quantify and tell us the amount of any difference that may exist between your policy and U.S. GAAP.

                  Response: The Company respectfully advises the Staff on a
                  supplemental basis that International Accounting Standard No.
                  16 (revised 31 March 2004) ("IAS 16") paragraph 62,
                  acknowledges that a variety of depreciation methods can be used to allocate the depreciable amount of an asset on a
                  systematic basis over its useful life and that an entity
                  should select "the method that most closely reflects the
                  expected pattern of consumption of the future economic
                  benefits embodied in the asset". The Company believes that since the economic benefits of the assets are consumed in a pattern which is linked to the production level of the mine, that the units of production basis is the most appropriate basis for amortizing these assets.

                  Further to the Company's observations in response to question
                  9 above regarding the point at which an item is "produced" and its inventory valuation methods, the Company does not believe that there are any differences between its policy under IFRS and U.S. GAAP.

Deferred Stripping Costs, page 44

       11.        Clarify whether or not deferred stripping costs are
                  capitalized as part of your inventory as the ore is mined.
                  Please support your conclusion that it is appropriate to match the deferred stripping costs to the sale of each ounce of
                  gold, rather than the removal of each ounce from the mine.
                  Support your conclusion that your accounting is permitted
                  under both IFRS and US GAAP.

                  Response: The Company respectfully acknowledges the Staff's comment. The Company confirms that stripping costs (including any adjustment through the deferred stripping asset) is
                  treated as a production cost and included in its valuation of inventory and has revised the disclosures on pages 50 and 51 of the 20-F Amendment accordingly.

                  There is currently no specific guidance on the accounting for deferred stripping costs under IFRS. However, the Company is aware of other companies in the industry that apply this same treatment under IFRS and believes that stripping

Mr. H. Roger Schwall
September 23, 2005

                  costs deferred on the balance sheet meets the definition of an asset under IFRS since:

                  (a)   the Company can obtain the benefit and control others'
                        access to it;

                  (b)   it results from past events; and

                  (c)   it embodies a probable future benefit that involves a
                        capacity, singly or in combination with other assets, to
                        contribute directly or indirectly to future net cash
                        inflows.

                  The Company believes that applying a life-of-mine stripping ratio to recognize stripping costs over the life of the mine results in a practical and reasonable allocation of those
                  costs to the associated production from the mine. For U.S.
                  GAAP purposes, the Company will adopt the provisions of EITF
                  04-06 "Accounting for Stripping Costs Incurred during
                  Production in the Mining Industry" ("EITF 04-06") on January
                  1, 2006.

       12.        Disclose the impact to earnings for each period if you did not defer stripping costs.

                  Response: The disclosure on page 51 of the 20-F Amendment has been expanded in accordance with the Staff's comment.

Operating Results

Years Ended December 31, 2004 and 2003

                  Depreciation and Amortization, page 49

       13.        Please tell us the nature and amounts of the asset
                  reclassifications that occurred in 2003.

                  Response: The Company respectfully advises the Staff on a
                  supplemental basis that it conducted an exercise in 2003 to identify whether there were any asset components with a
                  different useful life from the main asset for which a separate depreciation calculation should be performed. This exercise resulted in Morila reclassifying certain assets with a net book value of $0.5 million previously classified as mining assets into separately identifiable categories such as
                  transport and office equipment. There were also other
                  transfers from mining assets to asset categories with
                  equivalent depreciation rates.

                  General and Administrative Expenses, page 49

Mr. H. Roger Schwall
September 23, 2005

       14.        Please clarify to us the nature of the custom duties that you are recognizing as a component of G&A expense. In addition, tell us why you have classified environmental expenses as G&A costs.

                  Response: The Company respectfully advises the Staff on a
                  supplemental basis that the customs duties paid represents payments for the importation of consumables used on the mine.
                  Customs duties included in G&A expense amounted to $0.3
                  million in 2004. No amounts were included in G&A expense in
                  2003 or 2002. The Company will record any such customs duties as a component of the costs of consumables going forward.

                  The Company maintains an environmental office at Morila. The majority of the environmental expenses that have been
                  classified as G&A costs relate to the costs associated with the upkeep and administration of the office and the
                  environmental management system and staff.

                  Minority Interests, page 50

       15.        Please clarify to us in detail the nature of the costs that were capitalized related to the construction of the Loulo
                  mine.

                  Response: The Company respectfully advises the Staff on a
                  supplemental basis that it has capitalized the following costs relating to the construction of the Loulo mine:

                  o     Costs related to the engineering, design, procurement of
                        the material, as well as construction of the process
                        plant;

                  o     Costs related to the construction and design of the
                        water supply system on the mine, as well as the tailings
                        facilities disposal;

                  o     Costs related to the design and construction of the
                        infrastructure of the mine such as roads;

                  o     Costs relating to the delivery of construction materials
                        to the mine; and

                  o     Financing costs on the Loulo project loan directly
                        attributable to the construction of the mine.

                  The Company considers the costs above to be directly related to construction of the mine.

Mr. H. Roger Schwall
September 23, 2005

Financial Statements

General

       16.        Please be advised that certain comments below apply equally to both the consolidated company and the significant subsidiary presented. Duplicative comments have not been provided. Please address each comment as it applies to both entities where
                  appropriate.

                  Response: The Company respectfully advises the Staff that each comment has been addressed to the extent it applies to both entities.

Consolidated Statements of Operations page F-2

       17.        Please tell us why you believe it is appropriate to include the items other than product sales as components of revenue.

                  Response: The Company respectfully advises the Staff on a
                  supplemental basis that it believes it has followed the
                  requirements set out in IAS 1 "Presentation of Financial
                  Statements" ("IAS 1") regarding information presented on the face of the Income Statement. IAS 1 sets out a specific
                  requirement to disclose aggregate revenue, which is defined as
                  "the gross inflow of economic benefits during the period
                  arising in the course of the ordinary activities of an
                  enterprise". Paragraph 76 sets out that "additional line items are included on the face of the income statement and the
                  descriptions used and the ordering of items are amended when this is necessary to explain the elements of performance.
                  Factors to be taken into consideration include materiality and the nature and function of the various components of income and expenses". The Company has accordingly presented an
                  analysis of the various different categories of revenues on the face of the income statement in order to enhance
                  understanding of the Company's results.

                  Furthermore, the Company wishes to advise the Staff that these items are not shown as revenue under U.S. GAAP on page F-36 of the 20-F Amendment.

Consolidated Statements of Shareholders' Equity, page F-4

       18.        We note that you subdivided your shares during April 2004.
                  Please explain why this change in your capital structure was not retroactively reflected in your financial statements and information. We note that your calculations of EPS appear to reflect this change. Refer to SAB Topic 4:C for US GAAP.

                  Response: In accordance with IFRS, the weighted average number of shares used to calculate earnings per share has been
                  adjusted retrospectively to reflect the sub-division of shares in April 2004. The sub-division has no other impact on the

Mr. H. Roger Schwall
September 23, 2005

                  financial information presented for prior years. Under IFRS there is no requirement to restate the actual number of shares in issue in prior periods and it is normal practice for such share numbers not to be restated. The Company has revised its disclosures on page F-35 of the 20-F Amendment to address the presentation under U.S. GAAP.

       19.        Please address your 2004 capital reduction in your
                  reconciliation to US GAAP.

                  Response: The Company acknowledges the Staff's comment and has revised its disclosures on page F-35 of the 20-F Amendment.

Note 2 - Significant Accounting Policies

                  Property, Plant and Equipment, page F-8

       20.        We note your policy that considers costs incurred to define mineralization in existing ore bodies as a development cost.
                  It appears from your disclosure here and in Note 5, that you are referring to "around mine exploration." Please clarify why you believe this is appropriate under IFRS. In addition,
                  please note that under U.S. GAAP, all exploration costs shall be expensed as incurred.

                  Response: The Company respectfully advises the Staff that in
                  2004, the Company reconsidered its accounting policy for the treatment of exploration and evaluation expenditure to take account of the fact that it was incurring significant
                  exploration and evaluation costs around an existing mineral property for the first time. Previously, the Company's
                  exploration and evaluation expenditure all related to
                  greenfield sites and the Company considered that such costs should all be expensed as incurred under IFRS (and U.S. GAAP).
                  However, the Company concluded in 2004 that a different
                  approach should be applied to the costs incurred in evaluating an underground development at Loulo, where an open pit mine was already being developed. The underground project at Loulo relates to the same orebody as the open pit mine, and would share many of the infrastructure assets already being
                  constructed for the open pit operation. As a result, the
                  Company had a high degree of confidence that the underground project would proceed to development. The project was approved by the board in August 2005 and the Company anticipates that construction of the underground mine at Loulo will commence in
                  2006.

                  The Company believes that the amended policy is consistent with the requirements of IFRS because exploration and
                  evaluation costs are only capitalised when it is probable that they will generate a future economic benefit. The change in policy did not impact on prior years because, as noted above,
                  2004 was the first year in which significant exploration and evaluation costs were

Mr. H. Roger Schwall
September 23, 2005

                  incurred around an existing mineral property with this level of confidence that the project would proceed to development.

                  Under U.S. GAAP, the expenditure incurred on the Loulo
                  underground project has all been expensed. As the development of an underground mine would involve a different mining
                  method, the Company concluded that it could not be regarded as merely an extension of an existing mineral property.
                  Accordingly, the Company determined that it would not be
                  appropriate to capitalise the expenditure under U.S. GAAP
                  until after a final feasibility study had been completed.

       21.        Please clarify to us and in your document the nature of the assets you describe as having economic lives which exceed that of the life of the mine.

                  Response: The Company respectfully advises the Staff that
                  certain assets such as freehold land, metallurgical plant, tailings and raw water dams, power plant and mine
                  infrastructure have economic lives which may exceed the life of the mine. All of these assets are however amortized over the life of the mine. The Company has revised the disclosure set forth under the subheading "Depreciation and Amortization"
                  on page F-8 of the 20-F Amendment in accordance with the
                  Staff's comment.

       22.        Please clarify to us and in your document the reserve base used in your depreciation calculation. Clarify if you are
                  using total proven and probable reserves or developed proven and probable reserves.

                  Response: The Company has revised the disclosure set forth under the subheading "Depreciation and Amortization" on page
                  F-8 of the 20-F Amendment in accordance with the Staff's
                  comment.

       23.        Tell us the various asset categories you have identified as a result of your adoption of IFRS and the depreciation and
                  amortization base associated with each category.

                  Response: The Company respectfully advises the Staff that it has historically reported its financial position, the results of its operations and cash flows under IFRS (previously
                  International Accounting Standards). IAS 16 revised paragraph
                  43 states that `each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item shall be depreciated separately'. The
                  Company believes that it is in compliance with IAS 16
                  (revised).

                  The following represents the Company's asset categories and associated depreciation and amortization base:

                                                               Amortization base

Mr. H. Roger Schwall
September 23, 2005

                  Metallurgical plant                               Life of mine
                  Tailings and raw water dams                       Life of mine
                  Power plant and mine infrastructure               Life of mine
                  Mine development costs                            Life of mine
                  Free hold land                                    Life of mine

                  All mining assets (including pre-production costs) are
                  depreciated over the shorter of the life of mine or the
                  depreciation rates set out below. The life of mine is
                  currently assumed to be eleven years from 2000 to 2011.

                                                              Depreciation rates
                  Buildings                                            10%
                  Houses
                  -equipment                                           20%
                  -furniture                                           10%
                  Offices
                  -equipment                                           20%
                  -furniture                                           10%
                  Computer equipment
                  -hardware                                            20%
                  -software (integral part of computer equipment)      33.3%
                  Technical equipment and tools
                  -small tools                                         10%
                  -electrical                                          20%
                  -pumps and welding machines                          12.5%
                  Light vehicles
                  -land cruisers and land rovers                       20%
                  -Toyotas and Nissans                                 16.7%
                  -Scooters                                            33.3%
                  Heavy vehicles
                  -cranes and drilling machines                        20%
                  -caterpillars                                        16.7%
                  -fire engines                                        10%

       24.        We note your recoverability testing that compares your
                  carrying amounts to the value in use amount. Please tell us how your value in use amounts compare to fair value as
                  required by paragraph 7 of SFAS 144 for U.S. GAAP. Tell us and disclose if material, the amount of any U.S. GAAP difference that results from these two values.

                  Response: The Company respectfully advises the Staff on a
                  supplemental basis that the Company did not identify any
                  impairment triggers during the periods

Mr. H. Roger Schwall
September 23, 2005

                  presented and therefore did not perform impairment
                  calculations under both IFRS and U.S. GAAP.

       25.        We note your use of the Group's weighted average cost of
                  capital as the discount rate in assessing the value in use on page F-9 of your document. Please tell us how this compares to the discount rate used in your fair value analysis. Note that under U.S. GAAP, a fair value should be determined using the cost of capital of willing and able market place participants.

                  Response: The Company respectfully acknowledges the Staff's comment. The Company is a listed entity and therefore believes that its weighted average cost of capital provides an
                  appropriate basis for estimating the cost of capital that
                  willing and able market place participants would expect to achieve. Therefore, should the Company have been required to estimate value in use, it would not have made any adjustments to its weighted average cost of capital to take into account specific risk conditions attaching to individual mines because it only had an interest in one operating mine during 2004.

Deferred Stripping Costs. page F-9

       26.        Please expand your disclosure to clarify what exactly the
                  numeric stripping ratio represents and how it is calculated.
                  In addition, expand your disclosure to indicate that your
                  method of accounting has the effect of smoothing costs over the life of the project. Expand your disclosure to indicate how your method differs from others in your industry.

                  Response: The disclosure under the subheading "Deferred
                  Stripping Costs" on page F-9 of the 20-F Amendment has been revised in accordance with the Staff's comment.

Inventories, page F-9

       27.        Please modify your disclosures to define high and medium grade ore. In addition, please reconcile the disclosure that
                  indicates all stockpiles are expected to be fully processed with your disclosure in Note 8.

                  Response: The disclosure under the subheading "Inventories" on
                  pagesF-9 and F-10 of the 20-F Amendment has been modified in accordance with the Staff's comment.

       28.        Disclose the types of costs capitalized as inventory.

                  Response: The disclosure under the subheading "Inventories" on page F-9 of the 20-F Amendment has been modified in accordance with the Staff's comment.

Mr. H. Roger Schwall
September 23, 2005

Receivables, page F-10

       29.        Please tell us whether your method of determining the
                  provision for impairment of accounts receivable results in a material difference for U.S. GAAP purposes.

                  Response: The Company respectfully advises the Staff that
                  trade receivables are generally recovered within a week and therefore no impairment would be required for U.S. GAAP
                  purposes. Any impairments are recorded based on a specific identified account, with no general provisions. The Company does not believe that its method for determining the
                  impairment of accounts receivable results in a material
                  difference for U.S. GAAP.

Note 5 - Change in Accounting Policy, page F-14

       30.        In addition to our comment above that requests an
                  understanding of why your accounting change associated with around mine exploration is appropriate, please also tell us why you believe your change in accounting for exploration
                  costs is the preferable method under IFRS.

                  Response: The Company respectfully directs the Staff to the response to comment 20. The Company believes it is appropriate for exploration and evaluation costs to be capitalized under
                  IFRS when they are incurred around an existing mineral
                  property and there is a high degree of confidence that the related project will proceed to development. A change in
                  accounting policy was considered necessary to take account of the fact that 2004 was the first year in which this situation arose.

Note 7 - Receivables, page F- 14

       31.        Please clarify to us the nature of the accounts receivable you have identified as "Other."

                  Response: The Company respectfully advises the Staff on a
                  supplemental basis that other receivables consist of the
                  following items:

                                                                      2004          2003
                                                                     -----         -----

                  Prepayment to Morila mining contractor             3,569             -
                  Payment in advance to fuel supplier                1,483         2,536
                  Advances to geologists                               268           278
                  Prepayment on travel account                         296           283
                  Amounts owing by Mali Government                       -           717

                  Other                                                745           587
                                                                       ---           ---
                                                                     6,361         4,401

Mr. H. Roger Schwall
September 23, 2005

Note 8 - Inventories and Ore Stockpiles, page F-15

       32.        Please modify your disclosures to indicate the amount of
                  inventories that represent the following:

                      o        Ore on the leach pad
                      o        Unprocessed raw ore
                      o        Tailing that are subject to additional processing

                  Also provide an understanding of the grade associated with each class of inventory you present.

                  Response: The Company respectfully acknowledges the Staff's comment. The last paragraph of Note 8 on page F-16 of the 20-F
                  Amendment has been revised in accordance with the Staff's
                  comment.

Note 10 - Deferred Stripping Costs, page F-16

       33.        Please modify your disclosure to indicate the amounts of pre and post production stripping costs you have capitalized.

                  Response: The Company respectfully advises the Staff that
                  pre-production stripping costs were included in the total
                  costs of constructing the mine and related infrastructure.

Note 24 - Reconciliations to U.S. GAAP, page F-28

       34.        We note your use of the equity method to account for your
                  investment in the Morila joint venture. We also noted in your document a statement that indicates the equity method is
                  required under U.S. GAAP. Please tell us if you have
                  considered the guidance of EITF 00-01 in making your
                  determination.

                  Response: The Company respectfully acknowledges the Staff's comment and can advise on a supplemental basis that it has considered the guidance in EITF 00-01, in which the Task Force reached a consensus that proportionate gross financial
                  statement presentation is not appropriate for an investment in an unincorporated legal entity accounted for by the equity method of accounting unless the investee is in either the
                  construction industry or an extractive industry where there is a longstanding practice of its use. The Company holds its
                  ownership interest in Morila through its 50% ownership
                  interest in Morila Limited, which in turn owns 80% of Societe des Mines de Morila SA, the direct owner of Morila. Therefore, although Morila is an investee in the extractive industry, the investment is held

Mr. H. Roger Schwall
September 23, 2005

                  through (incorporated) legal entities, and that the guidance in paragraph 19(c) of Opinion 18 requiring single-amount
                  display in accounting for such investments in corporate
                  entities would be followed under U.S. GAAP.

Financial Statements of Societe des Mines de Morila S.A.

Report of the Independent Registered Public Accounting Firm, page F-38

       35.        It appears that your auditors have provided a report that
                  opines on two years of financial information and does not
                  opine on the Statement of Changes in Stockholders Equity.
                  Please provide an audit report that opines on all years
                  audited and presented, and covers all financial statements that are required to be filed.

                  Response: The Company respectfully advises the Staff that this was a typographical error. The opinion paragraph of the audit report has been amended in accordance with the Staff's
                  comment.

Note 5 - Environmental Rehabilitation Provision, page F-48

       36.        Please clarify to us why no liabilities were incurred in 2004.
                  It appears from your document that mining activities occurred during the period.

                  Response: The Company respectfully advises the Staff that the
                  Morila mine closure plan was revised in 2003 with no material changes to the mine plan or the Tailing Storage Facility
                  ("TSF") surface and the rock dumps during 2004. The increase in the liability during 2004 therefore only relates to changes as a result of interest and inflation.

Note 17 - Notes to the Cash Flow Statement, page F-54

       37.        Please tell us the nature of the line item described as "TSF gold in process provision".

                  Response: The Company respectfully advises the Staff that this line item relates to medium grade material held within the
                  TSF. The Company incurred costs in segregating this material and preparing it for future processing, together with an
                  appropriate proportion of the mine production costs, were
                  attributed to the TSF material within inventory. In 2003,
                  management completed a detailed plan for processing the TSF material and began blending it into production. As a result, a
                  $4.2 million provision held against the inventory as at
                  December 31, 2002 was released. During 2004, however, the
                  Company experienced difficulties in processing the TSF
                  material which created uncertainty as to whether the remaining material would generate any future economic benefit.
                  Accordingly, the

Mr. H. Roger Schwall
September 23, 2005

                  inventory was fully provided against during 2004 and was
                  carried at zero value in the balance sheet as at December 31,
                  2004.

                  The Company acknowledges that the release of the provision in
                  2003 would have resulted in a U.S. GAAP difference. However, the Company does not consider the impact on its financial
                  statements to be material

Note 23 - Reconciliation to U.S. GAAP, page F-56

       38.        It appears you have not provided a cash flow statement or
                  reconciliation for your significant subsidiary. Please refer to (c)(2)(iii) and (c)(2)(vi) of Item 17 of Form 20-F.

                  Response: The Company respectfully advises the Staff that a cash flow statement has been provided for its significant
                  subsidiary on page F-44. This cash flow statement has been prepared in accordance with International Accounting Standard
                  No. 7.

                  Furthermore, the Company wishes to advise the Staff that the cash flow statements do not include the effects of price level changes by means of a historical cost/constant currency or current cost approach. Accordingly, the Company believes that the disclosure requirements of item (c)(2)(vi) of Item 17 of
                  Form 20-F are therefore not applicable.

Engineering Comments

General

       39.        For the property, provide the disclosures required by Industry
                  Guide 7 (b). In particular, provide:

                       o    The location, means of access to the property, and
                            transportation from the property.
                       o    Any conditions that must be met in order to obtain
                            or retain title to the property.
                       o    A brief description of the rock formations and
                            mineralization of existing or potential economic
                            significance on the property.
                       o    A description of any work completed on the property
                            and its present condition.
                       o    The details as to modernization and physical
                            condition of the plant and equipment, including
                            subsurface improvements and equipment.
                       o    Provide a description of equipment and other
                            infrastructure facilities.

Mr. H. Roger Schwall
September 23, 2005

                       o    The current state of exploration of the property.
                       o    The total cost of the property incurred to date and
                            planned future costs.
                       o    The source of power and water that can be utilized
                            at the property.
                       o    If applicable, provide a clear statement that the
                            property is without known reserves and the proposed
                            program is exploratory in nature.

         Refer to Industry Guide 7 (b) (1)-(5) for specific guidance. Industry
         Guide 7 can be reviewed on the Internet at
         http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

                  Response: An additional subheading entitled "Location and
                  access" has been added on page 17 of the 20-F Amendment in accordance with the Staff's comment.

                  The first paragraph under the subheading "Geology, exploration and orebody definition" on page 17 of the 20-F Amendment has been revised and a table summarizing the exploration work
                  carried out at the Morila mine has been added at the end of that subheading in accordance with the Staff's comment.

                  The fourth bullet point heading under the table entitled
                  "Morila Ore Reserves" on page 20 of the 20-F Amendment has been revised and an additional, fifth bullet point has been added in accordance with the Staff's comment.

                  An additional subheading entitled "Infrastructure" has been added on page 21 of the 20-F Amendment in accordance with the
                  Staff's comment.

                  The first paragraph under the subheading "Introduction" on page 23 of the 20-F Amendment has been revised and a table summarizing the exploration work carried out at the Loulo mine has been added at the end of that subheading in accordance with the Staff's comment.

                  The first paragraph under the subheading "Project Description"
                  on page 30 of the 20-F Amendment has been revised in
                  accordance with the Staff's comment.

                  An additional sentence has been added in on page 59 to discuss cost of exploration property incurred to date.

                  An additional subheading entitled "Geology and Mineralization"
                  has been added on page 30 of the 20-F Amendment, under the table indicating that none of the expenditures associated with the exploration projects have been capitalized, in accordance with the Staff's comment.

Mr. H. Roger Schwall
September 23, 2005

                  An additional paragraph has been added under the subheading
                  "Metallurgical" on page 31 of the 20-F Amendment.

       40.        Insert a small-scale map showing the location and access to the property. Note that SEC's EDGAR program now accepts
                  digital maps, so please include these maps in any future
                  amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the
                  figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-942-8900.
                  Otherwise, provide the map to the staff for review.

                  Response: The Company respectfully advises the Staff that
                  small-scale maps have been added to pages 18, 23 and 34 of the
                  20-F Amendment in accordance with the Staff's comment.

Overview, page 13 & Exploration page 23

       41.        Describe the proven and probable reserves as a quantity
                  (tonnage) and quality (grade) of economic material. If ounces of saleable product are described disclose the appropriate metallurgical recoveries. If the ounces of gold are contained in the ore prior to processing, disclose that fact clearly and disclose the metallurgical recovery in the filing. Disclose the stripping ratio for the open pit mines, all stockpiled tonnages, and the associated material grades with the reserve estimates.

                  Response: The Company respectfully advises the Staff a
                  sentence has been added after the declared reserves table
                  under the subheading "Reserves" on page 15 of the 20-F
                  Amendment in accordance with the Staff's comment. A new
                  sentence has also been added to the end of the last paragraph under the subheading "Earthmoving" on page 26 of the 20-F
                  Amendment.

Senegal, page 34

       42.        You disclose sample results in the fifth paragraph in parts per billion. As a general checklist, when reporting the
                  results of sampling and chemical analyses:

                       o    Disclose only weighed-average sample analyses
                            associated with a measured length or a substantial
                            volume.
                       o    Eliminate all analyses from "grab" or "dump"
                            samples, unless the sample is of a substantial and
                            disclosed weight.
                       o    Eliminate all disclosure of the highest values or
                            grades of sample sets.

Mr. H. Roger Schwall
September 23, 2005

                       o    Eliminate grades disclosed as "up to" or as "as
                            high".
                       o    Eliminate statements containing grade and/or
                            sample-width ranges.
                       o    Aggregated sample values from related locations
                            should be aggregated based on a weighted average of
                            lengths of the samples.
                       o    Generally, use tables to improve readability of
                            sample and drilling data.
                       o    Soil samples may be disclosed as a weighted average
                            value over an area.
                       o    Refrain from reporting single soil sample values.
                       o    Convert all ppb quantities to ppm quantities for
                            disclosure.

         Revise the text accordingly.

                  Response: The second and eight paragraphs under the subheading
                  "Loulo" on pages 36 and 37 of the 20-F Amendment have been revised in accordance with the Staff's comment.

                  The second and third paragraphs under the subheading "Morila exploitation permit" on page 37 and 38 of the 20-F Amendment have been revised in accordance with the Staff's comment.

                  The last paragraph under the subheading "Morila region on page
                  38 of the 20-F Amendment has been revised in accordance with the Staff's comment.

                  The fifth and seventh paragraphs under the subheading
                  "Senegal" on page 39 of the 20-F Amendment have been revised in accordance with the Staff's comment.

                  The second and third paragraphs under the subheading "Burkina
                  Faso" on page 40 of the 20-F Amendment have been revised in accordance with the Staff's comment.

Mr. H. Roger Schwall
September 23, 2005

         If you have any additional comments or questions, please feel free to contact the undersigned at (212) 318-3092, or Anthony Saur at (212) 318-3172.

                                Very truly yours,

                                /s/ Steven Suzzan

                                Steven Suzzan

Enclosures

cc:      Kevin Stertzel
         Jill Davis
         George Schuler
         Jason Wynn
         Timothy Levenberg
         D. Mark Bristow